NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES RENEWS

NORMAL COURSE ISSUER BID

TORONTO, September 19, 2012 - Brookfield Office Properties Inc. (“Brookfield Office Properties”) (BPO: NYSE/TSX) announced today that the Toronto Stock Exchange accepted a notice filed by Brookfield Office Properties of its intention to renew its prior normal course issuer bid for a further one-year period. Brookfield Office Properties stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive and a desirable use of available funds.

The notice provides that Brookfield Office Properties may, during the twelve month period commencing September 22, 2012 and ending September 21, 2013, purchase on the Toronto Stock Exchange and/or the New York Stock Exchange up to 12,603,728 common shares, representing approximately 2.5% of its issued and outstanding common shares. At September 10, 2012, there were 504,149,111 common shares issued and outstanding. In addition, Brookfield Office Properties has 14,201,980 Class A redeemable voting shares outstanding. Under the normal course issuer bid, Brookfield Office Properties may purchase up to 121,173 common shares on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of 484,695 on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the shares under the normal course issuer bid will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield Office Properties, and all purchases of shares will be effected through the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange. All shares purchased by Brookfield Office Properties under this bid will be promptly cancelled.

Brookfield Office Properties has not acquired any common shares under its prior normal course issuer bid which commenced on September 22, 2011 and ends on September 21, 2012.

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Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 112 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com